GAMBRELL & STOLZ LLP ATTORNEYS AT LAW

HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

February 16, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Software, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended April 30, 2006
Form 10-Q for the Quarterly Period Ended July 31, 2006
Form 10-Q for the Quarterly Period Ended October 31, 2006
File No. 000-12456
Request for Extension of Time to Respond

Dear Mr. Krikorian:

We are in receipt of your comment letter dated February 6, 2007 regarding the Company’s Form 10-K for its Fiscal Year ended April 30, 2006 and two subsequent Form 10-Qs. Page 3 of your letter indicates that the Company is to respond to these comments within 10 business days of the date of the letter, which would mean that the response is due to you by February 20, 2007.

The February 6 letter was postmarked February 8, 2007 and was not received by the Company until February 14, 2007. Accordingly, we request, on behalf of the Company, that the Company be given 10 business days from the date of receipt to respond.

Thank you for your time and consideration in this matter.

Respectfully,

GAMBRELL & STOLZ, LLP

/s/ Henry B. Levi

Henry B. Levi

HBL/git

BT6170

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